Filed Pursuant to Rule 433
Registration No. 333-290198
Issuer Free Writing Prospectus, dated December 11, 2025

PRICING TERM SHEET
December 11, 2025

T1 Energy Inc.
Offerings of
$140,000,008.50 of Shares of Common Stock (28,282,830 Shares)
$140,000,000 5.25% Convertible Senior Notes due 2030

The information in this pricing term sheet supplements (i) T1 Energy Inc.’s (“T1 Energy”) preliminary prospectus supplement, dated December 10, 2025 (the “Common Stock Preliminary Prospectus Supplement”), relating to an offering of common stock (the “Common Stock Offering”), and (ii) T1 Energy’s preliminary prospectus supplement, dated December 10, 2025 (the “Convertible Notes Preliminary Prospectus Supplement”), relating to an offering of convertible senior notes (the “Convertible Notes Offering”), and, in each case, the accompanying prospectus, dated September 22, 2025, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”). This pricing term sheet supersedes the information in the Common Stock Preliminary Prospectus Supplement and the Convertible Notes Preliminary Prospectus Supplement to the extent inconsistent with the information in the Common Stock Preliminary Prospectus Supplement and Convertible Notes Preliminary Prospectus Supplement, respectively. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Common Stock Preliminary Prospectus Supplement and the Convertible Notes Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to T1 Energy and not to its subsidiaries. T1 Energy has increased the size of the Convertible Notes Offering from $120,000,000 to $140,000,000 (or, if the underwriters of the Convertible Notes Offering fully exercise their over-allotment option, $161,000,000). The final prospectus supplement relating to the Convertible Notes Offering will reflect conforming changes relating to such increase in the size of the Convertible Notes Offering.

Common Stock Offering

Issuer:	T1 Energy Inc.

Securities:	28,282,830 shares of common stock, par value $0.01 per share, of T1 Energy Inc. (the “Common Stock”) (or, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares, 32,525,254 shares of Common Stock)

Offering Size:	$140,000,008.50 (or, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares of Common Stock, $161,000,007.30)

Ticker / Exchange for the Common Stock:	TE / The New York Stock Exchange (“NYSE”)

Last Reported Sale Price per Share of the Common Stock on NYSE on December 11, 2025:	$5.87

Public Offering Price per Share of Common Stock:	$4.95

Underwriting Discount:	$0.284625 per share of Common Stock, and $8,050,000.49 in the aggregate (or $9,257,500.42 in the aggregate, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares of Common Stock)

Trade Date:	December 12, 2025

Settlement Date:	T+1; December 15, 2025

Use of Proceeds:

We estimate the net proceeds from the Common Stock Offering will be approximately $131.3 million (or approximately $151.1 million if the underwriters’ option to purchase up to $21,000,000 of additional shares of Common Stock is exercised in full), based on the Public Offering Price per Share of Common Stock of $4.95 and after deducting underwriters’ discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of the Common Stock Offering (including the net proceeds from the underwriters’ option to purchase additional shares of Common Stock), together with the net proceeds from the Convertible Notes Offering, (i) to progress efforts to become compliant with applicable FEOC Rules under the OBBBA by December 31, 2025, including through the repayment of certain indebtedness, (ii) for working capital, construction and advancement of infrastructure relating to the first 2.1 GW phase of our G2_Austin facility and (iii) for general corporate purposes. See “Use of Proceeds” in the Common Stock Preliminary Prospectus Supplement.

Joint Bookrunning Managers:	Santander US Capital Markets LLC J.P. Morgan Securities LLC

Co-Managers:	BTIG, LLC Roth Capital Partners, LLC

CUSIP / ISIN for the Common Stock:	CUSIP: 35834F104 / ISIN: US35834F1049

Convertible Notes Offering

Issuer:	T1 Energy Inc.

Securities:	5.25% Convertible Senior Notes due 2030 (the “Notes”)

Offering Size:	$140,000,000 aggregate principal amount of Notes, plus up to an additional $21,000,000 aggregate principal amount of Notes pursuant to the over-allotment option of the underwriters of the Convertible Notes Offering

Offering Price:	100% of principal amount per Note, plus accrued interest, if any, from the Settlement Date

Denominations/Multiple:	$1,000 / $1,000

Underwriting Discount:	4.25% of the principal amount of the Notes, and $5,950,000 in the aggregate (or $6,842,500 in the aggregate, if the underwriters of the Convertible Notes Offering fully exercise their over-allotment option)

Trade Date:	December 12, 2025

Settlement Date:	T+2; December 16, 2025. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day preceding the Settlement Date will be required, by virtue of the fact that the Notes initially will settle T+2, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the business day preceding the Settlement Date should consult their own advisors.

Maturity:	December 1, 2030, unless earlier repurchased, redeemed or converted

Stated Interest Rate:	5.25% per annum

Interest Payment Dates:	June 1 and December 1 of each year, beginning on June 1, 2026

Interest Record Dates:	May 15 and November 15 of each year, immediately preceding any June 1 or December 1 interest payment date, as the case may be

Ticker / Exchange for the Common Stock:	TE / NYSE
Last Reported Sale Price per Share of the Common Stock on NYSE on December 11, 2025:	$5.87

Conversion Premium:	Approximately 40% above the Public Offering Price per Share of Common Stock in the Common Stock Offering

Initial Conversion Price:	Approximately $6.93 per share of Common Stock

Initial Conversion Rate:	144.3001 shares of Common Stock per $1,000 principal amount of Notes

Settlement Method:	Upon conversion, we will pay and/or deliver, as the case may be, cash, shares of our Common Stock or a combination of cash and shares of our Common Stock, at our election. See “Description of Notes—Conversion Rights—Settlement upon Conversion” in the Convertible Notes Preliminary Prospectus Supplement.

Optional Redemption:	We may not redeem the Notes prior to December 6, 2028. We may redeem for cash all or part of the Notes (subject to the partial redemption limitation described below), at our option, on or after December 6, 2028 and prior to the 41st scheduled trading day immediately preceding the maturity date, at a cash redemption price equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, but only if the last reported sale price per share of Common Stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the date on which we provide notice of redemption, during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which we provide the related notice of redemption. Pursuant to the partial redemption limitation, we may not elect to redeem less than all of the outstanding Notes unless at least $50 million aggregate principal amount of Notes are outstanding and not subject to redemption as of the time we send the related redemption notice. In addition, if we deliver a notice of redemption, we will, in certain circumstances, increase the conversion rate for a holder who elects to convert its Notes in connection with such notice of redemption. See “Description of Notes—Optional Redemption” in the Convertible Notes Preliminary Prospectus Supplement.

Fundamental Change:	If we undergo a “fundamental change” (as defined in the Convertible Notes Preliminary Prospectus Supplement under “Description of Notes—Fundamental Change Permits Holders to Require Us to Repurchase Notes”), subject to certain conditions and subject to a limited exception described in the Convertible Notes Preliminary Prospectus Supplement, holders may require us to repurchase for cash all or part of their Notes in principal amounts of $1,000 or an integral multiple thereof. The fundamental change repurchase price will be equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date. See “Description of Notes—Fundamental Change Permits Holders to Require Us to Repurchase Notes” in the Convertible Notes Preliminary Prospectus Supplement.

Use of Proceeds:

We estimate the net proceeds from the Convertible Notes Offering will be approximately $133.0 million (or approximately $153.1 million if the underwriters exercise in full their over-allotment option), after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of the Convertible Notes Offering (including the net proceeds from the underwriters’ option to purchase additional Notes, if any, to cover over-allotments), together with the net proceeds from the Common Stock Offering (i) to progress efforts to become compliant with applicable FEOC Rules under the OBBBA by December 31, 2025, including through the repayment of certain indebtedness, (ii) for working capital, construction and advancement of infrastructure relating to the first 2.1 GW phase of our G2_Austin facility and (iii) for general corporate purposes. See “Use of Proceeds” in the Convertible Notes Preliminary Prospectus Supplement.

Joint Bookrunning Managers:	Santander US Capital Markets LLC J.P. Morgan Securities LLC

Co-Managers:	BTIG, LLC Roth Capital Partners, LLC

CUSIP / ISIN for Notes:	CUSIP: 35834F AB0 / ISIN: US35834FAB04

Increase to Conversion Rate in Connection with a Make-Whole Fundamental Change or Notice of Redemption:

Holders who convert their Notes in connection with a make-whole fundamental change occurring prior to the maturity date, and holders who convert their Notes called (or deemed to be called) for redemption in connection with the related notice of redemption, may be entitled to an increase in the conversion rate for those Notes to be converted. The following table sets forth the number of additional shares by which the conversion rate will be increased per $1,000 principal amount of Notes for each stock price and effective date set forth below:

	Stock Price
Effective Date	$4.95	$5.50	$6.25	$6.93	$8.00	$9.01	$12.50	$25.00	$35.00	$50.00	$75.00	$100.00
December 16, 2025	57.7201	48.6436	39.5168	33.4214	26.5150	21.9290	13.1032	4.2232	2.1531	0.8198	0.0891	0.0000
December 1, 2026	57.7201	46.8945	37.3568	31.1025	24.1700	19.6881	11.4296	3.6672	1.8849	0.7160	0.0657	0.0000
December 1, 2027	57.7201	44.5091	34.4032	27.9394	21.0025	16.6926	9.2720	2.9744	1.5463	0.5846	0.0359	0.0000
December 1, 2028	57.7201	41.6927	30.6016	23.7633	16.8000	12.7669	6.6080	2.1564	1.1414	0.4332	0.0115	0.0000
December 1, 2029	57.7201	38.2909	25.1520	17.5628	10.6713	7.3052	3.4016	1.1796	0.6377	0.2450	0.0000	0.0000
December 1, 2030	57.7201	37.5182	15.6992	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

●	If the stock price is between two stock prices in the table above or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

●	If the stock price is greater than $100.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above, as described in the Convertible Notes Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

●	If the stock price is less than $4.95 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above, as described in the Convertible Notes Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 202.0202 shares of Common Stock, subject to adjustment in the same manner as the conversion rate as set forth in the Convertible Notes Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Conversion Rate Adjustments.”

We have filed a registration statement (including a prospectus), the Common Stock Preliminary Prospectus Supplement and the Convertible Notes Preliminary Prospectus Supplement with the SEC for the offerings to which this communication relates. Before you invest, you should read the Common Stock Preliminary Prospectus Supplement or the Convertible Notes Preliminary Prospectus Supplement, as applicable, and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and these offerings. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the applicable offering will arrange to send you the Common Stock Preliminary Prospectus Supplement or the Convertible Notes Preliminary Prospectus Supplement, as applicable (or, when available, the applicable final prospectus supplement) and the accompanying prospectus upon request to: Santander US Capital Markets LLC, Attention: ECM Syndicate, 437 Madison Avenue, New York, NY 10022, by email at equity-syndicate@santander.us, or by telephone at 833-818-1602; or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com.

The information in this pricing term sheet is not a complete description of the Common Stock, the Common Stock Offering, the Notes or the Convertible Notes Offering. You should rely only on the information contained or incorporated by reference in the Common Stock Preliminary Prospectus Supplement and the Convertible Notes Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Common Stock or the Notes.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.